FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                Washington D.C.
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17 (a) of the Public Utility Holding Company Act of 1935 or Section 30 (f) of the Investment Company Act of 1940


1.      Name and Address of Reporting Person
        James E. Ferrell

2.      Issuer Name and Ticker or Trading Symbol
        Ferrellgas Partners, L.P. (FGP)

3.      IRS or Social Security Number of Reporting Person (Voluntary)


4.      Statement for Month/Year
        June 2001

5.      If Amendment Date of Original (Month/Year)
        N/A

6. Relationship of Reporting Person to Issuer (Check all applicable) ___X__ Director
        ___X_ Officer (Give title below)
        _____ 10% Owner
        _____ Other (specify below)
        ____Chief Executive Officer___________________


7.      Individual or Joint/Group Filing (Check Applicable)
        __X__ Form filed by One Reporting Person
        ____  Form Filed by More than One Reporting Person


TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.      Title of  Security (Instr. 3)
        Senior Units (1)

2.      Transaction Date (Month/Day/Year)
                06/08/01

3.      Transaction Code (Instr.8)
             __D___ Code

4.      Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
             __2,048,696.53___ Amount
             __D__ (A) or (D)
             __$40___ Price

5.      Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
                2,839,537.36

6.      Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
                I

7.      Nature of Indirect Beneficial Ownership (Instr. 4)
                See footnote (2)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.      Title of Derivative Security (Instr. 3)
        Make-Whole Right

2.      Conversion or Exercise Price of Derivative Security
                See footnote (3)

3.      Transaction Date (Month/Day/Year)
                06/08/01

4.      Transaction code (Instr. 8)
        __D___ Code
        __X___ V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4, and 5)
        _____ (A)
        __2,048,696.53___ (D)

6.      Date Exercisable and Expiration Date (Month/Day/Year)
        __(4)___ Date Exercisable
        __12/17/07___ Expiration Date

7. Title and Amount of Underlying Securities (Instr. 3 and 4) __Senior Units___ Title
        __2,048,696.53___ Amount or Number of Shares

8.      Price of Derivative Security (Instr. 5)


9.      Number of derivative Securities Beneficially Owned at End of Month
        Instr. 4)
                2,839,537.36

10.     Ownership Form of Derivative Security: Direct (D) or Indirect (I)
        (Instr. 4)
                I

11.     Nature of Indirect Beneficial Ownership (Instr.4)
                See footnote (2)

Explanation of Responses:

(1) Senior Units redeemed by Issuer pursuant to the Third Amended and Restated Agreement of Limited Partnership of Ferrellgas Partners, L.P. dated as of April 6, 2001.

2)   Owned of record by JEF Capital, which is a wholly owned subsidiary of James
     E. Ferrell Revocable Trust Two, of which the Reporting Person is the trustee and sole beneficiary.

(3) In the event that the Reporting Person sells any Senior Units before the expiration date, the Issuer shall make a cash payment to the Reporting Person equal to the amount by which $40.00 exceeds the price of each Senior Unit sold multiplied by the Number of Senior Units sold. These rights represent a continuation and amendment of the rights set forth in the Second Restated and Amended Partnership Agreement, which was implemented prior to the acquisition of the Senior Units by JEF Capital.

(4) The Make-Whole Right becomes exercisable on the earlier of December 31, 2005 or the occurrence of a Material Event, as defined in the Third Amended and Restated Agreement of Limited Partnership of the Issuer.




/s/  James E. Ferrell                                July 9, 2001
--------------------------------------------         -----------------
Signature of Reporting Person                        Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
 Violations.
 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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